UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tofutti Brands Inc.
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(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

 88906B105
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(CUSIP Number)

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
(212) 732-3200
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 6, 2016
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

SCHEDULE 13D

CUSIP NO.:  88906B105                                                                                                                                             PAGE 2 of 5

1	NAMES OF REPORTING PERSON David Mintz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,755,128
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,755,128
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,755,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.46%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Based on 5,153,706 shares of Common Stock, par value $0.01, outstanding.

Page 2 of 5 pages

SCHEDULE 13D

CUSIP NO.:  88906B105                                                                                                                                             PAGE 3  of 5

Item 1.  Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to shares of the common stock, $.01 par value per share (“Shares”), of Tofutti Brands Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 50 Jackson Drive, Cranford, New Jersey.

Item 2.  Identity and Background

(a)	This statement is being filed by David Mintz (the “Reporting Person”).

(b)	The Reporting Person’s business address is 50 Jackson Drive, Cranford, New Jersey 07016.

(c)
The Reporting Person’s present principal occupation is that of Chairman of the Board and Chief Executive Officer of the Company.  The Company’s principal business is the development, production and marketing of TOFUTTI® brand non-dairy frozen desserts and other food products. The Company’s address is 50 Jackson Drive, Cranford, New Jersey.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person is the founder of the Company and has reported his ownership interest in the Company on Schedule 13G since the Company’s initial public offering in 1985. The Reporting Person is filing this Schedule 13D because he has entered into a convertible loan agreement with the Company, evidenced by a promissory note, whereby the Reporting Person agreed to loan the Company $500,000 until December 31, 2017, bearing interest at 5% per annum commencing March 31, 2016, and convertible into Shares at a conversion price of $4.01 per Share (the “Loan Agreement”).

At $4.01 per Share, the Reporting Person beneficially owns through the conversion rights under the Loan Agreement the right to acquire an additional 124,688 Shares, which number of Shares exceeds two percent of the outstanding Shares of the Company as disclosed in its November 17, 2015 Form 10-Q.  This Schedule 13D relates to  purchases during the last 12 calendar months.

  The funds used to enter into the Loan Agreement were obtained from the Reporting Person’s personal funds.

Item 4.  Purpose of Transaction

The Reporting Person entered into the Loan Agreement for purposes of providing the Company with additional working capital..

Item 5.  Interest in Securities of the Issuer

(a)	The Reporting Person is the beneficial owner of the 2,755,128 Shares, or approximately 53.46% of the Shares outstanding.

(b)	The Reporting Person has sole voting and dispositive power with respect to the 2,755,128 Shares beneficially owned by him.

(c)	The Reporting Person entered into the Loan Agreement with the Company on January 6, 2016 pursuant to which he may convert the debt under the promissory note into up to 124,688 Shares.

(d)	Not applicable.

(e)	Not applicable.

Page 3 of 5 pages

SCHEDULE 13D

CUSIP NO.:  88906B105                                                                                                                                             PAGE 4 of 5

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Loan Agreement, which includes a promissory note and a security agreement, as described in Items 3, 4 and 5 the agreements incorporated herein by reference, and the nature of the Reporting Person’s principal occupation as described in Item 2, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in this Schedule 13D and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

1.	Promissory note and the security agreement for the promissory note dated January 6, 2016, incorporated by reference to the Issuer’s Form 8-K filed with the SEC on January 6, 2016.

Page 4 of 5 pages

SCHEDULE 13D

CUSIP NO.:  88906B105                                                                                                                                             PAGE 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

    January 12, 2016
       (Date)

/s/David Mintz
David Mintz

Page 5 of 5 pages